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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number   0-20079
                                                                  -------------

(Check one)
[  ] Form 10-K and Form 10-KSB  [  ] Form 11-K
[  ] Form 20-F  [X ] Form 10-Q and Form 10QSB  [  ] Form N-SAR

    For period ended                 September 30, 1996
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[  ] Transition Report on Form 10K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 1 I-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

     For the transition period ended _________________________________________

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________
_________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant   Ben Franklin Retail Stores, Inc.
                            --------------------------------------

     Former name if applicable _________________________________________________

________________________________________________________________________________

     Address of principal executive office (STREET AND NUMBER) 500 E. North
                                                               ----------------
Avenue
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City, State and Zip Code    Carol Stream, Illinois 60188
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                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Cheek appropriate box.)

     [X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be
filed within the prescribed time period.  (Attach extra sheets if needed.)   SEE
ATTACHED

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Richard T. Krubeck, Senior Vice President
                      - General Counsel                  (630) 462-6100
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     (Name)              and Secretary             (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X ] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X ] Yes  [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED

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                        Ben Franklin Retail Stores, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           November 15, 1996        By   /s/ Richard T. Krubeck
    ---------------------------------        ----------------------------------
                                             Richard T. Krubeck, Senior Vice
                                             President - General Counsel and
                                             Secretary

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer) evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                                    PART III
                                    NARRATIVE

     As previously reported, the registrant has filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code and is currently operating as a debtor-in-possession. As a result of the pressures of myriad operational and bankruptcy matters on the registrant's reduced staff, the registrant has been unable to assemble the required information and has been unable to prepare its Form 10-Q, and the related financial statements, within the prescribed time period.


                                     PART IV
                                OTHER INFORMATION

     (3) As a result of the registrant's serious financial difficulties, the registrant has discontinued certain of its operations and has incurred significant restructuring and other costs associated with its Chapter 11 filing and operations as a debtor-in-possession. The registrant is certain that these factors have caused a severe reduction in earnings for the quarter and six month period ended September 30, 1996, as compared with the same periods for the prior fiscal year, but has not completed preparation of its financial statements for such period.